Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
February 22, 2006
Employee Q&A

Questions and Answers
Q:   Why is this taking so long? Is there a problem with the regulatory process?
A:   No. Nothing has been raised in these regulatory review processes to date that gives us cause for concern. We received clearance from the Canadian Competition Bureau in January. The processes with the regulatory authorities in the U.S. and Europe are simply taking longer than we had originally anticipated. There is a tremendous amount of information to be reviewed. For example, by January 17th we had submitted over 9 million pages of information to the U.S. Department of Justice which it is in the process of reviewing. It is not unusual for transactions of this magnitude to take six or more months for clearance.
Q:   Did our legal advisors underestimate the regulatory issues and approval process at the beginning of this effort?
A:   No, we didn’t underestimate the issues. We had the legitimate hope that we might obtain the necessary regulatory clearances in the original timeframe. We didn’t want to be in a position where we would have had to accelerate our right to take up shares if we obtained the regulatory clearances before the date on our offer expired. Therefore, we fashioned the original time periods and the extended time periods consistent with our best knowledge at the time when we made our original offer and when we did the subsequent extensions.
Q:   Should we be nervous about Xstrata’s next move now that they know that our deal will be hanging out there until the end of June?
A:   We can’t speculate at all as to what Xstrata may or may not do. We continue to believe that the friendly deal we have with Falconbridge is a great deal for both companies. It has unanimous support of the Boards of Directors of both companies. There’s nobody that can realize the same synergies that we can and create value in the same way for shareholders. We continue to work towards the successful completion of this transaction.
Q:   Does this latest extension validate news reports last week that there are significant competitive concerns being reviewed by the regulators?
A:   We believe, and we’ve indicated to both agencies, that the combination of our two companies does not give rise to any competition issues since market forces would prevent this from happening. There is plenty of competition from other producers in the specific market areas that have been identified. As such, we believe that our deal should be able to proceed without a remedy. However, if one is required, we are confident that an appropriate remedy can be worked out with the authorities.
Q:   Is Falconbridge still 100% behind this deal?
A:   Falconbridge management and Board are still 100% behind this deal. The significant efficiencies and the strategic rationale for the combination have not changed since we announced our offer.
Q:   When will we start learning more about how and when we will integrate Inco and Falconbridge?
A:   We can’t plan for integration until the deal is completed — meaning we require regulatory and shareholder approval before we can address combining the companies. Until then, Falconbridge remains a stand-alone company. We ask that you continue to work in a business-as-usual manner, with emphasis on working safely and meeting business plans.

Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.
Important Legal Information
This employee Q&A may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006 an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.